Filed by SAVVIS, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: SAVVIS, Inc.

Commission File No.: 000-29375

Savvis Communications

Moderator: Jim Ousley

4/27/2011 - 1:30 PM ET

Confirmation # 1528644

Page #1

Savvis Communications

Moderator: Jim Ousley

April 27, 2011

1:30 PM ET

Operator:	Good day, ladies and gentlemen and welcome to the all-employee call. During the program today, all participants are in a listen-only mode. If anyone should require assistance during the program please press star then zero on your Touch-Tone telephone. As a reminder, this program is being recorded. I would now like to introduce your host for today’s program, Mr. Jim Ousley. Please go ahead, sir.

Jim Ousley:	Hello, and welcome to everybody and thank you for joining the call this morning. I know on short notice and early in the morning in some places, it’s a little hard to do, but I’m glad that you all joined and we will be continuing to have ongoing calls about this, so we will keep you updated. But I assume you’ve all seen the announcement. We’re going to be acquired by CenturyLink for $40 per share in cash and stock. And I wanted this morning to get the news out to you as soon as possible. We just had a joint conference call with CenturyLink and myself, and so you are the first people that I’m calling other than the actual investor call first thing this morning. Because it obviously does have a big impact on Savvis, and we believe, and I strongly believe, a very positive impact upon Savvis and our customers and suppliers going forward.

But first and foremost today, I wanted to announce that we really believe this reflects the progress that we’ve made at Savvis over the last several years. We’ve come a long ways in our progress in many key areas that all of you are participating in. And you’re dedication and hard work have clearly been noticed in our industry. If you think back just 16 months ago, this company was worth one quarter of what it is today, which basically means that there’s been a lot of progress in creating value for our customers, first and foremost, and then for our investors and employees.

The transaction is a great opportunity for Savvis to join another industry leader. You know, our DNA is in the network world. A third of our business is network related. The whole strategy around our managed services, and particularly now our cloud services is to reach out around networks and proved a network-based cloud services and managed hosting services. So to really reach our vision of leading the global revolution in enterprise IT solutions, we needed a bigger partner to team with, and we believe this does that.

It’s very important to know that one of the reasons we got excited about this, and we did have a lot of other people come talk to us about opportunities for partnerships and so on and so forth, but this one not only suited our needs from a financial standpoint for our

Savvis Communications

Moderator: Jim Ousley

4/27/2011 - 1:30 PM ET

Confirmation # 1528644

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investors, but first and foremost for our customers and our employees, we think this can be a great leverage.

It’s going to continue to be headquartered in St. Louis. The organizational structure will remain the same. It will be a separate business unit of CenturyLink, and in fact, reporting directly to the CEO of CenturyLink, which will be the only business unit per se that reports directly to the CEO, which I think gives you an indication of how important they’re placing this transaction. You’re not getting rid of me on this. I will continue to head up the organization, and the rest of the senior management team that have really pulled together this whole thrust will continue to drive this separate business unit. We’ll continue to use the Savvis brand as we drive forward going forward. So in that—so the impact on customers and so on, there will be minimal situation other than if we let it get beyond what we can control.

We do expect the transaction to take a little time. So there will be a period here where nothing changes. We’ll still be an independent company, a public company. We expect it to close in the second half of the year. We’d like it to close in two to three months, but with some of the government approvals, it could take four to five months to happen.

So who is CenturyLink? You know, it’s a very interesting company, and I’m sure a lot of you will start reading up on them. They are the third largest telecommunications company in the United States, mostly because of their just recent acquisition of Qwest, of all the Qwest assets. Before that, they acquired Embarq, which was a lot of the Sprint assets. And then, they acquired and built up a lot of telco assets in the southern part of the United States. They are in a lot of different businesses, in broadband, in broadband services, wireless services. They even provide DIRECTV, T.V. through DIRECTV and some specialized programs. So they’re very broad in what they do.

With products and services from the Qwest situation, interesting enough, we at Savvis had looked at buying the Qwest hosting business. It’s about a $250 million business. It has 16 data centers and so on. It turns out that it went the other way after Qwest was acquired by CenturyLink. So their assets are very compatible with ours. We think we’ll get a lot of leverage out of them. But in addition to that, they have a lot of other things that we think are going to be very positive for our sales and programs and our customer base, including national and local data transports, connectivity including Ethernet, MPLS, managed CP, and as interesting as anything on this, you know, we’ve been struggling with building channels, and they literally have millions of business customers, small to medium businesses that we believe we’ll be able to move into and move our products, some of our products and services into a much larger business segment than just large enterprises as we have in the past.

So we think this combination will create the premier managed hosting and co-location provider with global scale. When you put the numbers together, we’re now bigger than the hosting and solutions businesses of AT&T, of Verizon, of Rackspace. We’re probably number one or number two in the business today. So this is pretty exciting as it relates to this business unit as we drive forward. No longer is it going to be, who is Savvis. It’s now going to be—we’re going to be the market leader in our segment, and if we continue to grow at the rates we believe we can in this, we will definitely be able to be competitive and continue to drive and grow this as we have.

Savvis will be able to clearly get further, faster and really penetrate some markets that we never could have done on our own. There’s just no question in my mind. Financially, they have the wherewithal; they produce $5 billion of positive cash flow a year. Savvis has yet to turn any positive cash flow, just to give you a little indication of why does this

Savvis Communications

Moderator: Jim Ousley

4/27/2011 - 1:30 PM ET

Confirmation # 1528644

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make some much sense, Ousley, is, you know, we need— in order to grow our business, we need capital. And this is a great capital source given their revenue-generation capabilities.

We will be part of a bigger company, with more clients, a bigger footprint. It really gives us the kind of scale that we need to compete against a lot of the players. They’re bulking up, and the consolidation that’s going on, and the other people that are getting into this business. You know, the hardware vendors are going to get into it. The software vendors are going to get into it. IBM’s going to get more aggressive in it. So in order to compete, we clearly have to have scale, and this will clearly give it to us.

To give you a better idea what this is going to be after the combination is complete, we’ll have 48 data centers located in North America, Europe and Asia with about 1.9 million square feet of gross floor space. Now, that’s 48 data centers, 16 of those coming from the Qwest hosting business added to our 32, plus the expansions that we’re talking about. This gives us scale that really is beyond what anybody else can provide. It gives us a robust national fiber network of over 200,000 route miles of fiber, 190,000 mile global access network and a customer list coming from the Qwest and CenturyLink includes a majority of the Fortune 500 and Fortune 1,000 customer base. So we have some very premier clients in these major companies, but we sure don’t have the footprint that they have. So instantly, we’ll have access to a much broader enterprise base, let alone the SMB base as we move products and services in that category.

On the next slide that kind of shows where the data centers that we’re acquiring or that we’ll be melding into our organization are located. It gets us into some new geographies and some new territories that we think will be good to leverage our opportunities. Clearly, they have been mostly dedicated to co-location. Their data centers are roughly about 80% full today, but as we know, with our business model moving more towards managed services, we believe we can leverage their data centers pretty extensively to generate significant opportunity going forward.

So I’m sure there’s lots of questions as it relates to around this news, but I wanted to take a couple moments to kind of try and hit some of the questions that I know are there. We’ll be setting up additional conference calls and Web sites to be answering more. I went to stress really, that the fact that one of the reasons that we agreed to do this, we did not need to do a transaction. We did this transaction because we truly did believe it gave us the opportunity to grow this business and realize the vision that we wanted. So we were able to pick the best transaction that we could find that met the needs of all of our constituents, you our employees, our customers and our investors. So business is going to be business as usual, led by the same management team, with the same brand, with the same headquarters. Unfortunately, you don’t get rid of any of the current managers that you have or leaders that you have today. We’re all going to be there taking this on the same mission that we had before.

So let me try and hit a couple of points that I’m sure are on your mind. First one being, what does today’s announcement mean for my job? Well, until the transaction closes, I mentioned there will be no changes in the day-to-day operations whatsoever. And after the transaction closes, there will be minimal changes other than to try and expand into some of their channels and some of their opportunities. As we look at the combined company, there will be very minimal impact to the Savvis employee base. And in fact, you know, we’re growing at 20%, 19%. We just announced 19% growth. We have been adding employees at Savvis over the last year to 18 months. We’re predicting to add more employees to Savvis in 2011, and if we continue the growth rate, we will see expansion in the employee base, not any decrease in the employee base. So I think that’s

Savvis Communications

Moderator: Jim Ousley

4/27/2011 - 1:30 PM ET

Confirmation # 1528644

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the key to this. And part of the financial opportunity we have with the financially strong parent company is to grow our business even faster. So I see this as not a job elimination issue, it’s a job adding opportunity.

Why is this beneficial to me in this combined scenario? Well, you know, there’s advantages and disadvantages to being part of a bigger organization, but you know, we weren’t a small organization any longer at Savvis. We were a $1 billion plus, 2,500 employees and we were starting to compete against the major players, the Verizons, the AT&Ts, the other—the major player sin the IT outsourcing business and son on. So we needed a larger partner in order to make it effective for us gong forward. We clearly have that ability now and a stronger financial backer and a stronger network backer to provide network capabilities to us and provide bundled solutions between their capabilities and our capabilities going forward. So this—all your benefits and so on, there will be no change in that today. We’ll be talking more about those kinds of things going forward, but you should rest assured that the CenturyLink scenario will be a positive not a negative as it relates to those kinds of things.

Will there be reduction? You know, decisions on post-close structure of the combined company will be looked at during the integration, but there again as I just mentioned, the Savvis organization basically is driving towards a high-growth model. So our requirements are typically for more people than less people. There will be minimal people impact in our organization.

How will Savvis fit into CenturyLink’s organizational structure? There again, I mentioned that the Savvis headquarters will remain in St. Louis. Assuming that no more tornadoes blow the building away, we’re going to be there. We’ll operate as a business unit of CenturyLink. We will have the Savvis brand for the foreseeable future. I don’t want to cause confusion there. We’ve considered whether the Savvis brand is the best brand for Savvis going forward. So we’ll look at that and if it makes the most sense to keep Savvis, we’ll keep Savvis. If it makes sense to name it something else, we’ll do that. So—but our badges will all have Savvis on it tomorrow and at the end of the year. As I mentioned, the leadership team of Savvis is in place. One of the reasons they wanted, and they were so excited about this opportunity is that they know the Savvis leadership team and the Savvis organization knows how to do this business. And so they want that team, and that’s what they’re buying. They’re buying the people and the people and process and capabilities of Savvis.

So our mission really stays the same. Our direction stays the same. Our challenges stay the same, but they’re—the challenges get a little less painful in that some of them will be minimized, particularly around the financial wherewithal to grow our business. You know, as you know, or focus in the last year or so has really been to focus more on our clients and our customers and really to make Savvis the best company to work with and the best company to work for. And I continue to stress that, and that’s our game plan.

So we’ve—you know, we’ve worked hard at communicating with our employees and all of you over the last, you know, year or so. We’ll continue to do that. We’ll have ongoing updates as to how the integration is going. And we’ll take that forward to all of you over the next few quarters. This will probably go into at least the third quarter, possibly even the fourth quarter.

So in kind of conclusion for this session, and this is a—you know, this just happened. At four o’clock we signed the documents at four o’clock this morning. So there’s a lot of information we still want to get out. But I truly believe this is a win, win. For CenturyLink it’s a win. It puts them into a high-growth market. For Savvis it’s a win

Savvis Communications

Moderator: Jim Ousley

4/27/2011 - 1:30 PM ET

Confirmation # 1528644

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and it gives us the ability to grow our business at the rates we need to grow it in order to be competitive and to satisfy our clients’ requirements. So it’s important it’s a win for them. It’s a win for our shareholders. We basically, this is a 53% premium just since the beginning of the year. So it’s a very financially attractive opportunity for our shareholders. And as I’ve stated, I do believe that this will be a very positive opportunity for our employees, and it gives us the wherewithal to grow our business.

So it’s a very exciting time. I need to remind you that this is just a first step in a longer process that includes regulatory reviews and shareholder approvals and so on. So there will be a period here of transition, but it will take some time. And it is business as usual. As you have questions, clearly we will try and get them answered. Throughout this process, we are continuing to exactly the same strategies as we had before, you know, supporting our customers in the manner that— and our partners in the manner that we’ve talked about and that we’re driving towards. We’re committed. We continue to be committed to improving our process, which is key to making our customers more satisfied. And we’re committed to making it a better environment for our employees. And we believe that this opportunity will do that.

We’re going to be distributing information to you, I think, today even in a survey where you can submit any questions that you have around what’s this mean for me or for the company or for the market or whatever is on your mind. And then, we’ll try and address those at the May 5th all-employee meeting, which is coming up. So we’ll give you an opportunity to submit your questions. It’s just we have I think close to 800 to 900 people on the phone line here. It just would not be productive to try and do that today. So if you have questions and so on, either talk to your manager or submit them on the survey and we will definitely get them answered as soon as we can.

So I encourage you to take this in a positive vein, because it is a positive opportunity for Savvis going forward. And I look forward to talking to all of you, both via teleconference, emails and other and directly with you as we move forward on this. So thank you for your time. I look forward to moving this exciting opportunity together for all of us. Thank you.

Operator:	Thank you, ladies and gentlemen for your participation in today’s conference. This does conclude the program. You may now disconnect. Good day.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this transcript, including statements regarding the expected timing and benefits of the acquisition, the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and Savvis’ stockholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Savvis’ operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive enterprises; the risks inherent in rapid technological change; the ability of the combined company to successfully introduce new product or service offerings on a timely and cost-effective basis; the effects on ongoing changes in the regulation of the communications industry; any adverse developments in customer relationships, commercial disputes or legal proceedings; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Savvis’ reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, CenturyLink and Savvis undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise with the SEC, which contain and identify important factors that could cause the actual results to differ materially from those contained in the forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink plans to file with the SEC a registration statement on Form S-4 that will include a prospectus of CenturyLink that will also constitute a proxy statement of Savvis. CenturyLink and Savvis also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement and the proxy statement/prospectus will contain important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by CenturyLink and Savvis through the web site maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by CenturyLink on CenturyLink’s website at www.CenturyLink.com or by contacting CenturyLink Investor Relations at (318) 340-5627. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis’s website at www.Savvis.com or by contacting Savvis Investor Relations at (314) 628-7433.

Savvis Communications

Moderator: Jim Ousley

4/27/2011 - 1:30 PM ET

Confirmation # 1528644

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Participants in the Acquisition of Savvis

CenturyLink and Savvis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Savvis in respect of the proposed merger. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 6, 2011, and information regarding Savvis’ directors and executive officers is available in its proxy statement filed with the SEC by Savvis on April 1, 2011. Other information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Savvis stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these documents free of charge using the contact information above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.